Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220889
PROSPECTUS
ENSTAR GROUP LIMITED
9,761,272 Ordinary Shares
2,775,573 Series C Non-Voting Ordinary Shares
910,010 Series E Non-Voting Ordinary Shares
This Prospectus will be used from time to time by the selling shareholders named in this prospectus to resell up to an aggregate of (i) 9,761,272 of our voting ordinary shares, par value $1.00 per share (the “ordinary shares”) (including up to 2,599,672 ordinary shares issuable upon conversion of our Series C non-voting ordinary shares, par value $1.00 per share (the “Series C shares”), up to 910,010 ordinary shares issuable upon conversion of our Series E non-voting ordinary shares, par value $1.00 per share (the “Series E shares” and, together with the ordinary shares and the Series C shares, the “Securities”), and up to 175,901 ordinary shares issuable upon conversion of our Series C shares following the exercise of outstanding warrants (“warrants”)), (ii) 2,775,573 Series C shares (including up to 175,901 Series C shares issuable upon exercise of outstanding warrants), and (iii) 910,010 Series E shares. We are registering the Securities in satisfaction of registration rights held by the selling shareholders.
If any Series C shares or Series E shares are sold in a transaction that does not result in the conversion of such securities into ordinary shares, we expect that the price of such Series C Shares or Series E shares will be determined by discounting the market price of our ordinary voting shares at the time of such transaction. Our Series C shares and Series E shares are subject to restrictions on their convertibility to ordinary shares and are not convertible at any time at the option of the holder, but rather, only in accordance with their terms. In certain circumstances, the Series C shares and Series E shares will not convert to ordinary shares. See "Description of Securities - Series C Shares and Series E Shares" and our bye-laws, which are filed as an exhibit to the registration statement of which this prospectus is a part.
The Securities may be offered from time to time by the selling shareholders on any stock exchange, market or trading facility on which the shares are traded or in private transactions, at fixed or negotiated prices, through one or more methods or means as described in the section entitled “Plan of Distribution” beginning on page 13 of this prospectus. We are not selling any Securities under this prospectus and will not receive any proceeds from the sale of our Securities by the selling shareholders, although we could receive up to $20,228,615 upon exercise of outstanding warrants. Any amounts we receive from such exercises will be used for general corporate purposes, including, but not limited to, funding for acquisitions, working capital and other business opportunities. We have agreed to pay the expenses incurred in registering the Securities, including our legal and accounting fees; provided, however, that certain selling shareholders have agreed, pursuant to the Exchange Agreement (as defined herein), severally and not jointly, in proportion to the number of Securities being registered pursuant to the Exchange Agreement, to reimburse the Company for up to $150,000 in fees, costs and expenses incurred by the Company in registering such Securities.
Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “ESGR.” The last reported sale price on December 13, 2018 was $172.96 per share. The Series C shares and Series E shares are not listed, and we do not intend to list the Series C shares or Series E shares, on any exchange.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 13, 2018

References in this prospectus to “Enstar,” “we,” “us,” “our,” the “Company” or similar references mean Enstar Group Limited and its subsidiaries. References to “ordinary shares” refer to the Company’s ordinary voting shares, par value $1.00 per share. References to “Series C shares” refer to the Company’s Series C non-voting ordinary shares, par value $1.00 per share. References to “Series E shares” refer to the Company’s Series E non-voting ordinary shares, par value $1.00 per share. References to “warrants” refer to the outstanding warrants to acquire 175,901 Series C shares for an exercise price of $115.00 per share, subject to certain adjustments. Because the warrants may be exercised for cash or on a cashless basis, the number of Series C shares issuable upon exercise of outstanding warrants (and the number of ordinary shares issuable upon conversion of the Series C shares) cannot be determined until the warrants are exercised. Accordingly, for purposes of this prospectus, we have assumed that the warrants are exercised for cash and the maximum number of shares issuable upon exercise have been issued.
Neither we nor the selling shareholders have authorized anyone else to provide you with any information other than the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. The Securities are not being offered in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or Securities are sold on a later date.
ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling shareholders may, from time to time, sell the offered securities in one or more offerings or resales.
In certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by one or more of the selling shareholders. We may also provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date - for example, a document incorporated by reference in this prospectus or any prospectus supplement - the statement in the later-dated document modifies or supersedes the earlier statement.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC, to the extent incorporated by reference, will automatically update and supersede this information. See “Incorporation of Certain Information by Reference.” You should read both this prospectus and any applicable prospectus supplement together with the additional information about our company to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities, plans and objectives of our management, as well as the markets for our securities and the insurance and reinsurance sectors in general. Statements that include words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could,” “seek,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. All forward-looking statements are necessarily estimates or expectations, and not statements of historical fact, reflecting the best judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus and the documents incorporated by reference herein.
Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following:

•	risks associated with implementing our business strategies and initiatives;

•	the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time;

•
risks relating to our acquisitions, including our ability to continue to grow, successfully price acquisitions, evaluate opportunities, address operational challenges, support our planned growth and assimilate acquired companies into our internal control system in order to maintain effective internal controls, provide reliable financial reports and prevent fraud;

•
risks relating to our active underwriting businesses, including unpredictability and severity of catastrophic and other major loss events, failure of risk management and loss limitation methods, the risk of a ratings downgrade or withdrawal, and the cyclicality of demand and pricing in the insurance and reinsurance markets;

•	risks relating to the performance of our investment portfolio and our ability to structure our investments in a manner that recognizes our liquidity needs;

•
changes and uncertainty in economic conditions, including interest rates, inflation, currency exchange rates, equity markets and credit conditions, which could affect our investment portfolio, our ability to finance future acquisitions and our profitability;

•
the risk that ongoing or future industry regulatory developments will disrupt our business, affect the ability of our subsidiaries to operate in the ordinary course or to make distributions to us, or mandate changes in industry practices in ways that increase our costs, decrease our revenues or require us to alter aspects of the way we do business;

•	risks that we may require additional capital in the future, which may not be available or may be available only on unfavorable terms;

•	risks relating to the availability and collectability of our reinsurance;

•	losses due to foreign currency exchange rate fluctuations;

•	increased competitive pressures, including the consolidation and increased globalization of reinsurance providers;

•	emerging claim and coverage issues;

•	lengthy and unpredictable litigation affecting assessment of losses and/or coverage issues;

•	loss of key personnel;

•	the ability of our subsidiaries to distribute funds to us and the resulting impact on our liquidity;

•	our ability to comply with covenants in our debt agreements;

•	changes in our plans, strategies, objectives, expectations or intentions, which may happen at any time at management’s discretion;

•	operational risks, including system, data security or human failures and external hazards;

•
risks relating to our ability to obtain regulatory approvals, including the timing, terms and conditions of any such approvals, and to satisfy other closing conditions in connection with our acquisition agreements, which could affect our ability to complete acquisitions;

•	our ability to implement our strategies relating to our active underwriting businesses;

•	risks relating to our subsidiaries with liabilities arising from legacy manufacturing operations;

•	tax, regulatory or legal restrictions or limitations applicable to us or the insurance and reinsurance business generally;

•
changes in tax laws or regulations applicable to us or our subsidiaries, or the risk that we or one of our non-U.S. subsidiaries become subject to significant, or significantly increased, income taxes in the United States or elsewhere;

•	changes in Bermuda law or regulation or the political stability of Bermuda; and

•	changes in accounting policies or practices.
The factors listed above should be not construed as exhaustive and should be read in conjunction with the risks and uncertainties referred to in the “Risk Factors” section below. We undertake no obligation to publicly update or review any forward-looking statement, whether to reflect any change in our expectations with regard thereto, or as a result of new information, future developments or otherwise, except as required by law.

PROSPECTUS SUMMARY
This prospectus relates to the offer and possible resale by the selling shareholders identified in this prospectus of up to an aggregate of (i) 9,761,262 of our voting ordinary shares, par value $1.00 per share (the “ordinary shares”) (including up to 2,599,672 ordinary shares issuable upon conversion of our Series C non-voting ordinary shares, par value $1.00 per share (the “Series C shares”), up to 910,010 ordinary shares issuable upon conversion of our Series E non-voting ordinary shares, par value $1.00 per share (the “Series E shares” and, together with the ordinary shares and the Series C shares, the “Securities”), and up to 175,901 ordinary shares issuable upon conversion of our Series C shares following the exercise of outstanding warrants (“warrants”)), (ii) 2,775,573 Series C shares (including up to 175,901 Series C shares issuable upon exercise of outstanding warrants), and (iii) 910,010 Series E shares.
Each of the selling shareholders identified in this prospectus holds piggyback registration rights with respect to all or a portion of the Securities being registered, either as a party to one of our registration rights agreements or by virtue of assignment thereof. The Company has agreed to file this prospectus to register the offer and possible resale of the selling shareholders’ Securities that are subject to piggyback rights in exchange for the selling shareholders’ waiver of their rights to have such Securities included on any other registration statement filed by the Company, including the “shelf” registration statement on Form S-3 with respect to the Company’s ordinary shares, preference shares, depositary shares, debt securities, purchase contracts and units, warrants, and units filed with the SEC on October 10, 2017, for as long as the registration statement of which this prospectus forms a part is effective. The other Securities are being registered pursuant to our contractual obligation contained in the Exchange Agreement dated as of February 2, 2018 among us, certain of the selling shareholders and the other parties thereto (the “Exchange Agreement”).
We are not selling any Securities under this prospectus and will not receive any proceeds from the sale of our Securities by the selling shareholders, although we could receive up to $20,228,615 upon exercise of outstanding warrants. Any amounts we receive from such exercises will be used for general corporate purposes, including, but not limited to, funding for acquisitions, working capital and other business opportunities. See “Use of Proceeds.”
You should carefully read the entire prospectus, including the information set forth in the section entitled “Risk Factors” and the information that is incorporated by reference into this prospectus before making your investment decision. See the sections entitled “Where You Can Find More Information” for a further discussion on incorporation by reference.
Enstar Group Limited, or Enstar, is a Bermuda-based holding company that was formed in 2001. Enstar is a multi-faceted insurance group that offers innovative capital release solutions and specialty underwriting capabilities through its network of group companies in Bermuda, the United States, the United Kingdom, Continental Europe, Australia, and other international locations. Our ordinary shares are listed on the NASDAQ Global Select Market under the ticker symbol “ESGR.” Our principal executive offices are located at Windsor Place, 3rd Floor, 22 Queen Street, Hamilton HM 11, Bermuda, and our telephone number is (441) 292-3645.

RISK FACTORS
Investment in our securities involves risks. Before you invest in the Securities, you should carefully consider the risk factors below and the risk factors (including the risks relating to ownership of our ordinary shares) incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2017 and the other information contained in this prospectus, as updated by our subsequent filings under the Exchange Act, as well as any risk factors and other information contained in any applicable prospectus supplement. The occurrence of any of the events described in the risk factors might cause you to lose all or part of your investment in the Securities. Please also refer to the section above entitled “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Relating to Ownership of our ordinary shares, Series C shares and Series E shares
It is unlikely that an active trading market for the Series C shares or Series E shares will develop.
The Series C shares and Series E shares will not be a liquid investment because no public trading market currently exists for such securities and it is unlikely that such a market will develop. The Series C shares and Series E shares are not listed on any securities exchange, and we do not intend to list them on any such exchange. Investors seeking liquidity will generally be limited to selling their Series C shares and Series E shares in the secondary market or selling the underlying ordinary shares, to the extent the conversion mechanic is available. It is unlikely that an active trading market in the Series C shares or Series E shares will develop and, even if it develops, we cannot assure you that it will last.
Holders of the Series C shares and Series E shares have limited voting rights.
Holders of the Series C shares will not receive any voting rights, including the right to elect any directors, other than limited voting rights as required by Bermuda law and with respect to matters constituting a variation of class rights. Holders of the Series E shares may only vote as required by Bermuda law. This characteristic means that the Series C shares and Series E shares have a limited say in the affairs of the business.
Holders of Series C shares and Series E shares may not be able to convert such shares into ordinary shares.
Our Series C shares and Series E shares automatically convert at a one-for-one exchange ratio (subject to adjustment for share splits, dividends, recapitalizations, consolidations or similar transactions) into ordinary shares if the registered holder transfers them in a widely dispersed offering, which is defined in our Bye-Laws as (i) a widespread public distribution, (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting shares of the Company or (iii) a transfer to a transferee that would control more than 50% of the voting shares of the Company without any transfer from the holder. Therefore, holders do not have the ability to convert Series C shares or Series E shares and maintain ownership over such shares or convert Series C shares or Series E shares in any transfer that is not a widely dispersed offering. Whether any particular sale in this offering constitutes a widely dispersed offering, and thus triggers conversion, will depend on the facts of the particular sale and cannot be determined at this time. To the extent any Series C shares or Series E shares are sold in a transfer that is not a widely dispersed offering, we expect that the price at which such securities are sold will be determined by discounting the market price of our ordinary shares.

Our ordinary shares, Series C shares and Series E shares rank junior to our outstanding indebtedness and preference shares.

In the event of a liquidation, winding up or dissolution of the Company, our ordinary shares, Series C shares and Series E shares rank junior to any outstanding indebtedness and preference shares. In such an event, there may not be sufficient assets remaining after the repayment of debt and payments to holders of our preference shares to ensure payments to holders of ordinary shares, Series C shares and Series E shares.
Shareholders who own our Series C shares or Series E shares may have more difficulty in protecting their interests than shareholders of a U.S. corporation.
The Bermuda Companies Act of 1981 (the “Companies Act”), which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. As a result of these differences, shareholders who own our shares may have more difficulty protecting their interests than shareholders who own shares of a U.S. corporation. For example, class actions and derivative actions are generally not available to shareholders under Bermuda law. Under Bermuda law, only shareholders holding collectively 5% or more of our outstanding ordinary shares or numbering 100 or more are entitled to propose a resolution at our general meeting.
We do not intend to pay cash dividends on the Series C shares or Series E shares.
We do not intend to pay a cash dividend on our Series C shares or Series E shares. Rather, except for dividends on our outstanding preference shares, we intend to use any retained earnings to fund the development and growth of our business. From time to time, our board of directors will review our alternatives with respect to our earnings and seek to maximize value for our shareholders. In the future, we may decide to commence a dividend program for the benefit of our ordinary shareholders. Any future determination to pay dividends will be at the discretion of our board of directors and will be limited by our position as a holding company that lacks direct operations, the results of operations of our subsidiaries, our financial condition, cash requirements and prospects and other factors that our board of directors deems relevant. In addition, there are significant regulatory and other constraints that could prevent us from paying dividends in any event.
Our board of directors may decline to register a transfer of the Series C shares or Series E shares under certain circumstances.
Our board of directors may decline to register a transfer of Series C shares or Series E shares, including a transfer pursuant to this offering, under certain circumstances, including if it has reason to believe that any non-de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders may occur as a result of such transfer. See "Description of Securities - Restrictions on Transfer." Further, our bye-laws provide us with the option to repurchase, or to assign to a third party the right to purchase, the minimum number of shares necessary to eliminate any such non-de minimis adverse tax, regulatory or legal consequence. In addition, our board of directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States, the United Kingdom or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained. The proposed transferor of any shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our shareholders register.
It is our understanding that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. These restrictions on transfer may also have the effect of delaying, deferring or preventing a change in control.
Risks Related to Taxation

U.S. persons who own our shares might become subject to adverse U.S. tax consequences as a result of “related person insurance income” of our non-U.S. insurance company subsidiaries.
For any of our wholly-owned non-U.S. insurance company subsidiaries, if (i) U.S. persons are treated as owning 25% or more of our shares, (ii) the related person insurance income (“RPII”) of that subsidiary were to equal or exceed 20% of its gross insurance income in any taxable year, and (iii) direct or indirect insureds of that subsidiary (and persons related to such insureds) own (or are treated as owning) 20% or more of the voting power or value of our shares, then a U.S. person who owns our shares directly, or indirectly through non-U.S. entities, on the last day of the taxable year would be required to include in income for U.S. federal income tax purposes that person's pro rata share of the RPII of such a non-U.S. insurance company for the entire taxable year, whether or not any such amounts are actually distributed. (In the case of any of our partially-owned non-U.S. insurance company subsidiaries, the RPII provisions apply similarly, except that the percentage share ownership thresholds described in the preceding sentence are measured in terms of indirect ownership of the subsidiary’s shares rather than in terms of ownership of our shares.)
As discussed further below in "Material Tax Considerations—Taxation of Shareholders—United States Taxation—RPII Rules", we and our subsidiaries expect that we will not exceed the foregoing thresholds for application of the RPII rules. However, there can be no assurance that this will always be the case. Accordingly, there can be no assurance that U.S. persons who own our shares will not be required to recognize gross income inclusions attributable to RPII.
If you own, at any time, directly or by attribution, 10% or more of the combined voting power or value of our outstanding shares, you will be subject to significant adverse U.S. federal income tax consequences.
A U.S. shareholder that, at any time, owns, directly, indirectly or constructively, 10% or more of the combined voting power of our shares or 10% or more of the total value of all classes of our shares outstanding (a “United States Shareholder”) will be subject to a variety of significant adverse U.S. federal income tax consequences. In particular, such United States Shareholder will be required to include in income on a current basis (and without regard to whether such income is distributed) the United States Shareholder’s pro rata share of the insurance income and certain other types of passive income earned by our non-U.S. subsidiaries under the “subpart F” rules of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, such United States Shareholder will be required to include other income earned by our non-U.S. subsidiaries in the United States Shareholder’s determination of its inclusions under the “Global Intangible Low-Taxed Income” provisions of the Code.
There is substantial uncertainty as to the application of each of the foregoing rules as well as the determination of any relevant calculations in applying the foregoing rules. U.S. persons are strongly advised to avoid acquiring, directly, indirectly or constructively, more than 10% of the combined voting power of our shares or 10% or more of the total value of all classes of our shares outstanding. All U.S. persons are strongly advised to consult their own tax advisors about the potential application of these rules to an investment in our shares.

USE OF PROCEEDS
We are not selling any Securities under this prospectus and will not receive any proceeds from the sale of our Securities by the selling shareholders, although we could receive up to $20,228,615 upon exercise of outstanding warrants. Any amounts we receive from such exercises will be used for general corporate purposes, including, but not limited to, funding for acquisitions, working capital and other business opportunities.
SELLING SHAREHOLDERS
This prospectus relates to the possible resale by the selling shareholders identified in the table below of up to an aggregate of (i) 9,761,262 of our ordinary shares (including up to 2,599,672 ordinary shares issuable upon conversion of our Series C shares, up to 910,010 ordinary shares issuable upon conversion of our Series E shares, and up to 175,901 ordinary shares issuable upon conversion of our Series C shares following the exercise of outstanding warrants), (ii) 2,775,573 Series C shares (including up to 175,901 Series C shares issuable upon the exercise of outstanding warrants), and (iii) 910,010 Series E shares. Each of the selling shareholders identified in this prospectus holds piggyback registration rights with respect to all or a portion of the Securities being registered, either as a party to one of our registration rights agreements or by virtue of assignment thereof. The Company has agreed to file this prospectus to register the offer and possible resale of the selling shareholders’ Securities that are subject to piggyback rights in exchange for the selling shareholders’ waiver of their rights to have such Securities included on any other registration statement filed by the Company, including the “shelf” registration statement on Form S-3 with respect to the Company’s ordinary shares, preference shares, depositary shares, debt securities, purchase contracts and units, warrants, and units filed with the SEC on October 10, 2017, for as long as the registration statement of which this prospectus forms a part is effective. The other Securities are being registered pursuant to our contractual obligation contained in the Exchange Agreement.
The Series C shares and Series E shares will automatically convert into ordinary shares upon their transfer in a widely dispersed offering, which includes a widespread public distribution or a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of our voting shares. Whether any particular sale in this offering constitutes a widely dispersed offering, and thus triggers conversion, will depend on the facts of the particular sale and cannot be determined at this time. The Series C shares and Series E shares will initially convert at a one-to-one ratio, subject to adjustments for share subdivisions, splits, combinations and similar events. With respect to the Series C shares issuable upon exercise of warrants, there are warrants outstanding to purchase 175,901 Series C shares at an exercise price of $115.00 per share, subject to certain adjustments. The warrant holders may also, at their election, satisfy the exercise price of the warrants on a cashless basis by surrender of shares otherwise issuable upon exercise of the warrants in accordance with a formula set forth in the warrants. For purposes of this prospectus, we have assumed that all outstanding warrants are exercised for cash. We have also assumed for purposes of calculating the total number of ordinary shares beneficially held and/or offered hereby that all Series C shares and Series E shares, including those Series C shares issuable upon exercise of outstanding warrants, will convert on a one-to-one basis into ordinary shares pursuant to their terms. For a full description of the terms of the warrants, the Series C shares and the Series E shares, see the Form of Warrant and our Bye-Laws, each of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.
The following tables set forth, as of December 13, 2018:

•	The names of the selling shareholders for whom we are registering the Securities;

•	The number of ordinary shares that the selling shareholders beneficially owned prior to the offering for resale of the Securities under this prospectus;

•
The number of ordinary shares that may be offered for resale for the account of the selling shareholders pursuant to this prospectus (which includes ordinary shares that are issuable upon conversion of our Series C shares and Series E shares, and upon exercise of outstanding warrants);

•	The number of ordinary shares to be beneficially owned by the selling shareholders after the offering of the Securities;

•
The number of Series C shares (including Series C shares issuable upon exercise of outstanding warrants) that the selling shareholders beneficially owned prior to the offering for resale of the Securities under this prospectus;

•	The number of Series C shares to be beneficially owned by the selling shareholders after the offering of the Securities;

•	The number of Series E shares that the selling shareholders beneficially owned prior to the offering for resale of the Securities under this prospectus; and

•	The number of Series E shares to be beneficially owned by the selling shareholders after the offering of the Securities.
The number of Securities beneficially owned after this offering assumes that all Securities covered by this prospectus will be sold by the selling shareholders and that no additional Securities or securities convertible into or exchangeable for Securities are subsequently bought or sold by the selling shareholders. However, because the selling shareholders may offer from time to time all, some or none of the Securities covered by this prospectus, or in another permitted manner, and because warrant holders may exercise warrants on a cashless basis, no assurances can be given as to the actual number of Securities that will be sold by the selling shareholders or that will be beneficially owned by the selling shareholders after completion of the sales. In addition, we do not know how long the selling shareholders will hold their Securities before selling them. The percent of ordinary shares beneficially owned after this offering is based on 17,961,847 ordinary shares outstanding as of December 4, 2018.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including Securities that are currently convertible or exercisable or convertible or exercisable within 60 days of the date of this prospectus.
This table is prepared solely based on information supplied to us by the listed selling shareholders, any Schedules 13D or 13G and other public documents filed with the SEC.

	Ordinary Shares
Selling Shareholder	Number Beneficially Owned	Number Offered Hereby	Number Beneficially Owned After the Offering	Percent Beneficially Owned After the Offering
Canada Pension Plan Investment Board(1)	2,242,946	3,840,658	—	—%
Entities affiliated with Stone Point(2)	1,635,986	1,350,272	285,714	1.6%
Entities affiliated with Hillhouse(3)	1,747,840	3,835,711	—	—%
Dominic Silvester(4)	490,732	485,600	5,132	*
Paul O’Shea(5)	185,960	179,130	6,830	*
Nick Packer(6)	69,901	69,901	—	—%

Selling Shareholder	Series C Shares		Series E Shares
	Number Beneficially Owned and Offered Hereby	Number Beneficially Owned After the Offering	Number Beneficially Owned and Offered Hereby	Number Beneficially Owned After the Offering
Canada Pension Plan Investment Board(1)	1,192,941	—	404,771	—
Entities affiliated with Stone Point(2)	—	—	—	—
Entities affiliated with Hillhouse(3)	1,582,632	—	505,239	—
Dominic Silvester(4)	—	—	—	—
Paul O’Shea(5)	—	—	—	—
Nick Packer(6)	—	—	—	—
______________________
* Indicates amounts less than 1%.

(1) Number of ordinary shares offered hereby consists of (i) 1,501,211 outstanding ordinary shares, 1,192,941 ordinary shares issuable upon conversion of outstanding Series C shares, and 404,771 ordinary shares issuable upon conversion of outstanding Series E shares held by Canada Pension Plan Investment Board (“CPPIB”); and (ii) 741,735 outstanding ordinary shares held by CPPIB Epsilon Ontario Limited Partnership (“CPPIB LP”). All of the Series C shares and Series E shares owned and offered hereby are held by CPPIB. Based on information provided in a Schedule 13D/A filed jointly on June 15, 2018, CPPIB Epsilon Ontario Trust (“CPPIB Trust”) is the general partner of CPPIB LP, and Mr. Poul A. Winslow, a member of our board of directors, is deemed to beneficially own the ordinary shares held by CPPIB LP. The principal address of CPPIB and CPPIB LP is One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 Canada.

(2) Based on information provided in a Schedule 13D/A filed jointly on May 15, 2018, by Stone Point Capital LLC (“Stone Point”), Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”), Trident Capital V-PF, L.P. (“Trident V Parallel GP”), Trident V Professionals Fund, L.P. (“Trident V Professionals” and, together with Trident V and Trident V Parallel, the “Trident V Partnerships”) and Stone Point GP Ltd. (“Trident V Professionals GP”). The sole general partner of Trident V is Trident V GP.  Trident V GP holds voting and investment power with respect to the ordinary shares that are beneficially owned by Trident V.  Pursuant to certain management agreements, Stone Point has received delegated authority from Trident V GP relating to Trident V, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V, except with respect to any portfolio investment where Trident V controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V without first receiving direction from the Investment Committee of Trident V GP or a majority of the general partners of Trident V GP.  The management agreements do not delegate any power with respect to the disposition of ordinary shares held by Trident V. The sole general partner of Trident V Parallel is Trident V Parallel GP.  Trident V Parallel GP holds voting and investment power with respect to the ordinary shares that are beneficially owned by Trident V Parallel.  Pursuant to certain management agreements, Stone Point has received delegated authority from Trident V Parallel GP relating to Trident V Parallel, including the authority to exercise voting rights of ordinary shares on behalf of Trident V Parallel, except with respect to any portfolio investment where Trident V Parallel controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V Parallel without first receiving direction from the Investment Committee of Trident V Parallel GP or a majority of the general partners of Trident V Parallel GP.  The management agreements do not delegate any power with respect to the disposition of ordinary shares held by Trident V Parallel. The sole general partner of Trident V Professionals is Trident V Professionals GP.  As the general partner, Trident V Professionals GP holds voting and investment power with respect to the ordinary shares that are, or may be deemed to be, beneficially owned by Trident V Professionals.  The manager of Trident V Professionals is Stone Point.  Stone Point has authority delegated to it by Trident V Professionals GP to exercise voting rights of ordinary shares on behalf of Trident V Professionals but does not have any power with respect to disposition of ordinary shares held by Trident V Professionals.  For any portfolio investment where Trident V Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V Professionals without first receiving direction from the Investment Committee of Trident V Professionals GP or a majority of the shareholders of Trident V Professionals GP. The general partners of each of Trident V GP and Trident V Parallel GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib). There are four shareholders of Trident V Professionals GP, Messrs. Davis, Carey, Wermuth and Zerbib. Mr. Carey, a member of our Board, is a member and senior principal of Stone Point, an owner of one of four general partners of each of Trident V GP and Trident V Parallel GP, and a shareholder and director of Trident V Professionals GP. The principal address for the each of these entities is c/o Stone Point, 20 Horseneck Lane, Greenwich, CT 06830.

(3) Number of ordinary shares offered hereby consists of (i) 38,042 outstanding ordinary shares, 98,472 ordinary shares issuable upon conversion of outstanding Series C shares, and 12,313 ordinary shares issuable upon the exercise of warrants held by YHG Investment, L.P. (“YHG”); (ii) 505,445 outstanding ordinary shares, 1,308,259 ordinary shares issuable upon conversion of outstanding Series C shares, and 163,588 ordinary shares issuable upon the exercise of warrants held by Gaoling Fund, L.P. (“Gaoling”); and (iii) 1,204,353 outstanding ordinary shares and 505,239 ordinary shares issuable upon the conversion of outstanding Series E shares held by Hillhouse Fund III, L.P. (“Hillhouse Fund III”). Number of Series C shares offered hereby consists of (i) 98,472 outstanding Series C shares and 12,313 Series C shares issuable upon exercise of warrants held by YHG; and (ii) 1,308,259 outstanding Series C shares and 163,588 Series C shares issuable upon exercise of warrants held by Gaoling. Number of Series E shares offered hereby consists of shares held by Hillhouse Fund III. Based on information provided in a Schedule 13D filed jointly on May 24, 2018, Hillhouse Capital Management, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Hillhouse”), acts as the sole general partner of YHG and the sole management company of Gaoling and Hillhouse Fund III. Hillhouse is deemed to be the sole beneficial owner of, and to control the investment and voting power of, the ordinary shares held by YGH, Gaoling and Hillhouse Fund III. The principal address of Hillhouse is DMS House, 20 Genesis Close, PO Box 2587, George Town, Grand Cayman, KY1 1103.

(4) Number of ordinary shares offered hereby consists of 30,207 ordinary shares held directly by Mr. Silvester and 455,393 ordinary shares held indirectly by Rock Pigeon Limited (“Rock Pigeon”), a Guernsey company, of which Mr. Silvester and his spouse own 58.66% and 41.34%, respectively. Number of ordinary shares beneficially owned consists of 35,339 ordinary shares held directly by Mr. Silvester and 455,393 shares held by Rock Pigeon. Mr. Silvester’s principal business address is Windsor Place, 3rd Floor, 22 Queen Street, Hamilton HM JX, Bermuda.

(5) Number of ordinary shares offered hereby consists of 24,799 ordinary shares held directly by Mr. O’Shea and 154,331 ordinary shares held by the Elbow Trust. Number of ordinary shares beneficially owned consists of 31,629 ordinary shares held directly by Mr. O’Shea and 154,331 ordinary shares held by the Elbow Trust. Mr. O’Shea and his immediate family are the sole beneficiaries of the Elbow Trust. The trustee of the Elbow Trust is R&H Trust Co. (BVI) Ltd. Mr. O’Shea’s principal business address is Windsor Place, 3rd Floor, 22 Queen Street, Hamilton HM JX, Bermuda.

(6) Consists of 23,931 ordinary shares held directly by Mr. Packer and 45,970 ordinary shares held by Hove Investments Holding Limited (“Hove”), a British Virgin Islands company. The Hove Trust owns all of the equity interests of Hove. Mr. Packer and his immediate family are the sole beneficiaries of the Hove Trust. The trustee of the Hove Trust is R&H Trust Co. (BVI) Ltd. Mr. Packer ceased to be an executive officer as of December 16, 2016 but remained employed by the Company through December 31, 2016 in a transition role. Mr. Packer’s principal business address is Windsor Place, 3rd Floor, 22 Queen Street, Hamilton HM JX, Bermuda.

Except as described herein and in the information incorporated by reference into this prospectus, no selling shareholder has had any material transaction or relationship with us or any of our predecessors or affiliates within the past three years.
Hillhouse
In February 2017, our Board appointed Jie Liu, a Managing Director of Hillhouse, to fill a vacancy. As of September 30, 2018, we had investments with an aggregate fair value of approximately $903.6 million managed by Hillhouse.
CPPIB
Poul Winslow, of Canada Pension Plan Investment Board (“CPPIB”), was appointed to our Board on September 29, 2015 in connection with CPPIB’s investment in Enstar. On May 5, 2015, we completed the acquisition of certain subsidiaries from Wilton Re Limited (“Wilton Re”). CPPIB, together with management of Wilton Re, owns 100% of the common stock of Wilton Re.
Trident
James D. Carey, a member of our Board of Directors, is the sole member of an entity that is one of four general partners of the entities serving as general partners for Trident V and Trident V Parallel, is a member of the investment committees of such general partners, and is a member and senior principal of Stone Point, the manager of the Trident V Partnerships. Mr. Carey also is a shareholder and director of Trident V Professionals GP, which is the general partner of Trident V Professionals. As of September 30, 2018, we had investments with an aggregate fair value of approximately $720.8 million managed by Stone Point or entities affiliated with Trident and Stone Point, and we have made commitments to invest up to an additional $29.6 million.
In addition, we have entered into certain agreements with the Trident V Partnerships with respect to their co-investments in the holding companies of Atrium Underwriting Group Limited, Arden Reinsurance Company Ltd., and StarStone Specialty Holdings Limited.
KaylaRe

On February 2, 2018, we entered into the Exchange Agreement, pursuant to which we agreed to purchase the remaining portion of our equity method investee, KaylaRe Holdings Ltd. (together with its subsidiary, “KaylaRe”) from the existing shareholders, including Hillhouse and the Trident V Partnerships, in a transaction valued at $398.3 million. The transaction closed on May 14, 2018. Prior to the closing of the Exchange Agreement, the Trident V Partnerships owned approximately 8.1% of KaylaRe and an affiliate of Hillhouse owned approximately 43.5% of KaylaRe.
In exchange for the remaining shares in KaylaRe, we issued ordinary shares and Series E Shares to affiliates of Hillhouse and Trident, which Securities are being registered under this registration statement.
Dominic F. Silvester
Dominic F. Silvester has served as a director and the Chief Executive Officer of Enstar since its formation in 2001. We have entered into an employment agreement with Mr. Silvester.
Paul J. O’Shea
Paul J. O’Shea has served as President of Enstar since December 2016, when he was also named Executive Chairman of our subsidiary, StarStone Specialty Holdings Limited. He previously served as Executive Vice President and Joint Chief Operating Officer of Enstar since 2001. He has served as a director of Enstar since 2001. We have entered into an employment agreement with Mr. O’Shea.
Nicholas A. Packer
Nicholas A. Packer served as Executive Vice President and Joint Chief Operating Officer of Enstar from 2001 to December 2016 pursuant to the terms of an employment agreement.

PLAN OF DISTRIBUTION
Additional selling shareholders not named in this prospectus may not be able to use this prospectus for resales until they are named in the selling shareholders table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling shareholders may not be able to use this prospectus for resales until they are named in the selling shareholders table by prospectus supplement or post-effective amendment. If required, we may add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its Securities from holders named in this prospectus after the effective date of this prospectus. See “Selling Shareholders.”
Any or all of the selling shareholders may offer the Securities from time to time, either in increments or in a single transaction. The selling shareholders may also decide not to sell all the Securities they are allowed to sell under this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.
The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their Securities on any stock exchange, market or trading facility on which the Securities are traded or quoted, in the over the counter market or in private transactions. These sales may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices or negotiated prices. The selling shareholders may use any one or more of the following methods when selling the Securities:

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement becomes effective;

•	an agreement with broker-dealers to sell as agent for the selling shareholders a specified number of such shares at a stipulated price per share or otherwise at the prevailing market price;

•	through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to ordinary shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
Certain of the selling shareholders may enter into hedging transactions from time to time in which a selling shareholder may:

•
enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of Securities, in which case such broker-dealer or other person may use Securities received from the selling shareholder to close out its short positions;

•	sell Securities short and re-deliver Securities offered by this prospectus to close out its short positions or to close out stock loans incurred in connection with its short positions;

•
enter into option or other types of transactions that require the selling shareholder to deliver Securities to a broker-dealer or any other person, who will then resell or transfer the Securities under this prospectus; or

•
loan or pledge the Securities to a broker-dealer or any other person, who may sell the loaned Securities or, in an event of default in the case of a pledge, sell the pledged Securities under this prospectus.

The selling shareholders may also sell Securities under any available exemption to the registration requirements of the Securities Act, including but not limited to Rule 144 and Regulation S under the Securities Act, rather than under this prospectus.
Resales by selling shareholders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. When resales are to be made through a securities firm, the securities firm may be engaged to act as the selling shareholder’s agent in the resale of the Securities by the selling shareholder, or the securities firm may purchase Securities from the selling shareholder as principal and thereafter resell those Securities from time to time. Securities firms may, to the extent permissible, receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of Securities, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts, if any, to exceed what is customary in the types of transactions involved.
Certain of the selling shareholders may from time to time pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Securities from time to time under this prospectus, or under an amendment to this prospectus or a prospectus supplement to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.
The selling shareholders and any broker-dealers or agents that are involved in selling the Securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities sold hereunder will be paid by the selling shareholder and/or the purchasers.
If a selling shareholder uses this prospectus for any sale of Securities, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be responsible for complying with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective Securities under this prospectus.
We have agreed to indemnify the selling shareholders and their affiliates against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF SECURITIES
The following description of the Securities and the provisions of our memorandum of association and fourth amended and restated bye-laws are only summaries of their material terms and the provisions relating to our share capital and are qualified by reference to the complete text of the memorandum of association and bye-laws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. For information on how to obtain copies of the memorandum of association and bye-laws, see “Where You Can Find More Information.”
Ordinary Shares
Holders of our ordinary shares have no preemptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights described below, holders of our ordinary shares are entitled to one vote per share on all matters submitted to a vote of shareholders.
Most matters to be approved by our shareholders require approval by a simple majority vote, subject to the limitation described below in “-Limitation on Voting Power of Shares.” Under the Companies Act, the holders of at least 75% of our shares voting in person or by proxy at a meeting (including non-voting shares) generally must approve an amalgamation or merger with another company. In addition, the Companies Act provides that a resolution to remove our auditor before the expiration of its term of office must be approved by at least two-thirds of the votes cast at a meeting of our shareholders. The quorum for any meeting of our shareholders is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50% of our total issued voting shares.
Our board of directors has the power to approve our discontinuation from Bermuda to another jurisdiction. In accordance with the Companies Act, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound-up, be varied with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.
In the event of our liquidation, dissolution or winding-up, the holders of our ordinary shares are entitled to share equally and ratably on a pari passu basis with the non-voting convertible ordinary shares and any participating shares in the surplus of our assets, if any, remaining after the payment of all its debts and liabilities and the liquidation preference of any outstanding preference shares. Holders of ordinary shares are entitled to such dividends as our board of directors may from time to time declare on a pari passu basis with the non-voting convertible ordinary shares.
Series C Shares and Series E Shares
Holders of our Series C shares and Series E shares have no pre-emptive, redemption or sinking fund rights and are generally entitled to enjoy all of the rights attaching to ordinary shares, but are not entitled to vote other than in certain limited situations, including the approval of an amalgamation or merger (see “-Ordinary Shares”).
As of December 4, 2018, 2,599,672 Series C shares and 910,010 Series E shares were outstanding. The Series C shares were originally issued in connection with investment transactions in 2011. The Series C shares: (i) have all of the economic rights (including dividend rights) attaching to voting ordinary shares but are non-voting except in certain limited circumstances; (ii) may only vote on certain limited matters that would constitute a variation of class rights and as required under Bermuda law, provided that the aggregate voting power of the Series C shares with respect to any merger, consolidation or amalgamation will not exceed 0.01% of the aggregate voting power of our issued share capital; and (iii) require the registered holders’ written consent in order to vary the rights of the shares in a significant and adverse manner.
Each Series C share and Series E share shall be automatically converted into one ordinary share, subject to any necessary adjustments for any share splits, dividends, recapitalizations, consolidations or similar transactions occurring in respect of our ordinary shares or our non-voting convertible ordinary shares, only upon the transfer by the registered holder of such non-voting convertible ordinary share, whether or not for value, to a third party in a Widely Dispersed Offering. As used herein, “Widely Dispersed Offering” means (i) a widespread public distribution, (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting shares of the Company or (iii) a transfer to a transferee that would control more than 50% of the voting shares of the Company without any transfer from the holder. Whether any particular sale in this offering constitutes a Widely Dispersed Offering, and thus triggers conversion, will depend on the facts of the particular sale and cannot be determined at this time. To the extent any Series C shares or Series E shares are sold in a transfer that is not a Widely Dispersed Offering, we expect that the price at which such securities are sold will be determined by discounting the market price of our ordinary shares.
Holders of the Series C shares also have the right to convert such shares, on a share-for-share basis, subject to certain adjustments, into our Series D non-voting convertible ordinary shares at their option. There is no economic difference in Series C or D shares, but there are slight differences in the conversion rights and the limited voting rights of each series.
The Series E shares have substantially the same rights as the Series C shares, except that the Series E shares may only vote as required under Bermuda law. The Series E shares include all other non-voting convertible ordinary shares authorized under our bye-laws but not classified as Series A, B, C or D non-voting convertible ordinary shares.
Certain of the Series C shares and ordinary shares we are registering are issuable upon the exercise of outstanding warrants. The warrant holders may acquire Series C shares for an exercise price of $115.00 per share, subject to certain adjustments. The warrant holders may also, at their election, satisfy the exercise price of the warrants on a cashless basis by surrender of shares otherwise issuable upon exercise of the warrants in accordance with a formula set forth in the warrants.
Change of Control and Related Provisions of Our Memorandum of Association and Bye-Laws
A number of provisions in our memorandum of association and bye-laws and under Bermuda law may make it more difficult to acquire control of the Company. These provisions may have the effect of delaying, deferring, discouraging, preventing or rendering more difficult a future takeover attempt which is not approved by our board of directors but which individual shareholders may deem to be in their best interests or in which our shareholders may receive a substantial premium for their shares over then current market prices. As a result, those of our shareholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of our ordinary shares and our non-voting convertible ordinary shares. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of the Company;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interests of the Company and our shareholders; and

•	encourage persons seeking to acquire control of the Company to consult first with our board to negotiate the terms of any proposed business combination or offer.
Limitation on Voting Power of Shares
Holders of our Series C shares and Series E shares are generally not entitled to vote. Except as provided below, each ordinary share has one vote in connection with matters presented to our shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder may be limited. In any situation in which the “controlled shares” (as defined below) of a “U.S. Person” (as defined in the Code) or the ordinary shares held by a “Direct Foreign Shareholder Group” (as defined below) would constitute 9.5% or more of the votes conferred by the issued ordinary shares, the voting rights exercisable by a shareholder with respect to such shares shall be limited so that no U.S. Person or Direct Foreign Shareholder Group is deemed to hold 9.5% or more of the voting power conferred by our ordinary shares. The votes that could be cast by a shareholder but for these restrictions will be effectively allocated to our other shareholders pro rata based on the voting power held by such shareholders, provided that no allocation of any such voting rights may cause a U.S. Person or Direct Foreign Shareholder Group to exceed the 9.5% limitation as a result of such allocation.
In addition, our board of directors may limit a shareholder’s voting rights where the board deems it necessary to do so to avoid non-de minimis adverse tax, legal or regulatory consequences. “Controlled shares” includes, among other things, all ordinary shares that a U.S. Person owns directly, indirectly or constructively (within the meaning of Section 958 of the Code). A “Direct Foreign Shareholder Group” includes a shareholder or group of commonly controlled shareholders that are not United States persons.
We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to our bye-laws. If a shareholder fails to respond to a request from the Company for information or submits incomplete or inaccurate information in response to such a request, we may, in our sole discretion, eliminate such shareholder’s voting rights.
Under these provisions, certain shareholders may have the right to exercise their voting rights limited to less than one vote per share, while other shareholders may have the right to exercise their voting rights effectively increased to more than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.
These provisions may discourage those who would otherwise seek to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise, even if some or a majority of our shareholders might deem these purchases or acquisition proposals to be in their best interests. To the extent these provisions discourage takeover attempts, they may deprive shareholders of opportunities to realize takeover premiums for their shares or may depress the market price of the shares.
Restrictions on Transfer
Pursuant to our bye-laws, our board of directors may decline to register a transfer of any of our ordinary shares, including pursuant to this offering, under certain circumstances, including if it has reason to believe that any non-de minimis adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any of its shareholders may occur as a result of such transfer. Further, our bye-laws provide the Company with the option to repurchase, or to assign to a third party the right to purchase, the minimum number of ordinary shares necessary to eliminate any such non-de minimis adverse tax, regulatory or legal consequence. The price to be paid for such shares will be the fair market value of such shares. In addition, our board of directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States, or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained.
If our board of directors refuses to register a transfer of any ordinary shares pursuant to this offering for any of the reasons discussed above, our corporate secretary shall, within ten business days after the date on which the transfer is recorded by our transfer agent, send to the selling shareholder and the purchaser notice detailing the nature of the refusal. In such a case, the selling shareholder shall return the purchase price paid to the purchaser, and the selling shareholder shall continue to be the record holder of such shares.
Although we believe that the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon.  The restrictions on transfer may also have the effect of delaying, deferring or preventing a change in control.

Classified Board of Directors, Vacancies and Removal of Directors
Our bye-laws provide that our board of directors will be divided into three classes of even number or nearly even number, with each class elected for staggered three-year terms expiring in successive years. Any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Our shareholders may remove directors only for cause, and the notice of a meeting of the shareholders convened for the purpose of removing a director is required to contain a statement of the intention to do so and be served on such director not less than fourteen days before the meeting and at such meeting the director is entitled to be heard on the motion for such director’s removal. Vacancies (including a vacancy created by increasing the size of the board) in our board of directors may be filled by the shareholders at the meeting at which a director is removed or, in the absence of such election or appointment, by a majority of our directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our bye-laws provide that the number of directors will be fixed and increased or decreased from time to time by resolution of the board of directors, but the board of directors will at no time consist of fewer than five directors or more than such maximum number of directors, not exceeding fifteen directors, as the board may from time to time determine. A majority of the board is required to consist of directors who are not residents of the United Kingdom or Switzerland. These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.
Holders of our preference shares also have limited director appointment rights pursuant to the Certificates of Designations governing those shares.
Other Bye-Law Provisions
The following provisions are a summary of some of the other important provisions of our bye-laws.
Our bye-laws provide certain aspects concerning corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares that are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and its winding-up.
Our bye-laws may only be amended by both a resolution of our board of directors and a resolution of our shareholders.
Our bye-laws provide that if any matters regarding the appointment, removal or remuneration of directors of our subsidiaries are required to be submitted to a vote of such subsidiaries’ shareholders, those matters to be voted upon are required also to be submitted to our shareholders, and the shareholders of such subsidiaries are required to vote the subsidiaries’ shares in accordance with and in proportion to the vote of our shareholders.

MATERIAL TAX CONSIDERATIONS
The following summary of our taxation and the taxation of our shareholders under certain tax laws does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to acquire our shares and is for general information only. The discussion is based solely upon current law. That law is subject to change through legislation, court decisions or administrative regulations or rulings. Any such changes may be retroactive and could affect the tax treatment of us and our shareholders. Moreover, the tax treatment of an owner of our shares may vary depending on the owner’s particular tax situation.
You are urged to consult your own tax advisor concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our shares in light of your particular circumstances.
Taxation of Enstar and Subsidiaries
Bermuda
Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by us or our Bermuda subsidiaries. We and our Bermuda subsidiaries have each obtained from the Minister of Finance under the Exempted Undertaking Tax Protection Act 1966 of Bermuda, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or our Bermuda subsidiaries or to any of their respective operations, shares, debentures or other obligations, until March 31, 2035. We and our Bermuda subsidiaries could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to us or our Bermuda subsidiaries. We and our Bermuda subsidiaries each pay annual Bermuda government fees, and our Bermuda subsidiaries pay annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.
United Kingdom
Our U.K. subsidiaries are companies incorporated and managed in the United Kingdom and are, as such, resident in the United Kingdom for U.K. tax purposes and thus subject to U.K. corporation tax on their worldwide profits (including revenue profits and capital gains).
Harper Insurance Limited is a company incorporated in Switzerland that operates a U.K. branch. The U.K. branch of Harper Insurance Limited is subject to U.K. corporation tax on the profits generated by the U.K. branch only.
It is not expected that, in the context of the group’s profitability as a whole, any such U.K. tax charges will be seen to be significant. The current rate of U.K. corporation tax applicable to taxable profits is 19%. No U.K. withholding tax applies to dividends paid by our U.K. subsidiaries.
Except for our U.K. subsidiaries, we should not be treated as being resident in the United Kingdom unless our central management and control is exercised in the United Kingdom. Our managers intend to continue to manage our affairs so that only our U.K. subsidiaries are resident in the United Kingdom for U.K. tax purposes.
A company not resident in the United Kingdom for U.K. corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the United Kingdom, but the charge to U.K. corporation tax is limited to profits (including revenue profits and chargeable (i.e., capital gains) connected with such permanent establishment.
Our management intends that we will continue to operate in such a manner that none of our non-U.K. subsidiaries, except Harper Insurance Limited, carries on a trade through a permanent establishment in the

United Kingdom. Nevertheless, because neither case law nor statute definitively defines the activities that constitute trading in the United Kingdom through a permanent establishment, HM Revenue & Customs might contend that we and our other subsidiaries, other than our U.K. subsidiaries, is/are trading through a permanent establishment in the United Kingdom.
There are circumstances in which companies that are neither resident in the United Kingdom for U.K. tax purposes nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a branch or agency, but our management intends that we will continue to operate in such a manner that we will not fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.
If we or any of our subsidiaries, other than our U.K. subsidiaries, were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if we or any of our subsidiaries, other than Harper Insurance Limited, were treated as carrying on a trade through a permanent establishment in the United Kingdom, our results of operations and your investment could be adversely affected.
United States
Taxation of Foreign Corporations. A foreign corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. tax as described below, unless such corporation is entitled to the benefits of an applicable tax treaty. We and our non-U.S. subsidiaries intend generally to avoid conducting a U.S. trade or business, but whether such a trade or business is being conducted in the United States is an inherently factual determination. Because the Code and regulations and court decisions interpreting it, do not definitively identify activities that constitute being engaged in a trade or business in the United States, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not contend (and a court will not hold) that we and/or our non-U.S. subsidiaries have been, are or will be engaged in a trade or business in the United States.
A foreign corporation engaged in a U.S. trade or business will be subject to U.S. federal income tax at regular corporate rates, as well as the branch profits tax, on its income that is “effectively connected” with the conduct of that trade or business unless the corporation is entitled to relief under the “permanent establishment” provision of an applicable tax treaty, as discussed below. These federal taxes, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation may be entitled to deductions and credits only if it timely files a U.S. federal income tax return. The U.S. federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax.
Even though we have taken and intend to continue to take the position that our Bermuda subsidiaries are not engaged in U.S. trades or businesses, the more substantial of those subsidiaries that insure U.S. risks have filed and intend to continue to file U.S. federal income tax returns on a protective basis to avoid risk of having deductions and credits disallowed in the event that they were held to be engaged in a U.S. trade or business.
The Bermuda-U.S. Tax Treaty. Certain Bermuda insurance companies are entitled to benefits under the income tax treaty between Bermuda and the United States (the "Bermuda Treaty"). The Bermuda Treaty limits U.S. federal income tax on such an insurance company’s “effectively connected” income to income that is attributable to a permanent establishment in the United States.
A “permanent establishment” generally consists of an office or other fixed place of business, but no regulations interpreting the Bermuda Treaty have been issued and the treatment of insurance agency relationships and reinsurance arrangements for these purposes may be uncertain. Our Bermuda insurance company subsidiaries currently intend to conduct their activities so that they do not have a permanent establishment in the United States, but there can be no assurance that they will achieve this result.
Moreover, a Bermuda insurance company subsidiary generally is entitled to the benefits of the Bermuda Treaty only if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. There can be no assurance that our Bermuda insurance company subsidiaries are eligible for Bermuda Treaty benefits, or will be eligible in the future, because of factual and legal uncertainties regarding the residency and citizenship of our shareholders.
Taxation of Insurance Company Investment Income. A foreign insurance company carrying on an insurance business within the United States is treated as recognizing a certain minimum amount of “effectively connected” net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by the company. If one or more of our Bermuda insurance company subsidiaries are considered to be engaged in the conduct of an insurance business in the United States and are not entitled to the benefits of the Bermuda Treaty, a significant portion of such a subsidiary’s investment income could be subject to U.S. income tax. In addition, although the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income that is earned by an insurance company. If such a Bermuda subsidiary is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of the subsidiary’s investment income could be subject to U.S. income tax.
The U.K.-U.S. Tax Treaty. Under the income tax treaty between the United Kingdom and the United States (the "U.K. Treaty"), our U.K. subsidiaries, if entitled to the benefits of the U.K. Treaty, will not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Each of those subsidiaries will generally be entitled to the benefits of the U.K. Treaty if (i) during at least half of the days of the relevant taxable year, at least 50% of our outstanding shares are beneficially owned, directly or indirectly, by certain citizens or residents of the United States and the United Kingdom, and less than 50% of each subsidiary’s gross income for the relevant taxable year is paid or accrued, directly or indirectly, to persons who are not U.S. or U.K. residents in the form of payments that are deductible for purposes of U.K. taxation or (ii) with respect to specific items of income, profit or gain derived from the United States, if that income, profit or gain is considered to be derived in connection with, or incidental to, the subsidiary’s business conducted in the United Kingdom.
Although there can be no assurance that our U.K. subsidiaries will be eligible for treaty benefits under the U.K. Treaty because of factual and legal uncertainties regarding (i) the residency and citizenship of our shareholders and (ii) the interpretation of what constitutes income incidental to or connected with a trade or business in the United Kingdom, those subsidiaries will endeavor to so qualify. Also, our U.K. subsidiaries intend to conduct their activities in such a manner as to avoid having a permanent establishment in the United States, but there can be no assurance that they will achieve this result.
U.S. Withholding Taxes. Foreign corporations are also generally subject to U.S. income tax imposed by withholding on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments). Generally under the U.K. Treaty, the withholding rate on dividends from less than 10% owned corporations is reduced to 15% and on interest is reduced to 0%. The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-source investment income, or on dividends paid to us by our U.S. subsidiaries.
Excise Tax on Premiums Paid to Foreign Insurers and Reinsurers. The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to our non-U.S. insurance company subsidiaries are 4% for casualty insurance premiums and 1% for reinsurance premiums.
Other Jurisdictions
Certain of our subsidiaries are formed under the laws of, or have operations in, Australia, Canada, Dubai, Hong Kong, Ireland and countries in Continental Europe and Latin America, and are therefore subject to the tax laws of those jurisdictions.

Taxation of Shareholders
Bermuda Taxation
Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by our shareholders, other than shareholders, if any, that are ordinarily resident in Bermuda.
United States Taxation
The following discussion is a summary of the anticipated U.S. federal income tax consequences of the ownership and disposition of our shares by a U.S. Holder (as defined below) that holds our shares as “capital assets” (generally, property held for investment).
The following discussion is based upon the Code, its legislative history, currently applicable and proposed Treasury regulations under the Code and published rulings and decisions, all as currently in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and non-U.S. laws, or federal laws other than those pertaining to income tax, including the 3.8% Medicare tax on certain net investment income, are not addressed in this prospectus.
Prospective investors should consult their own tax advisors concerning the federal, state, local and non-U.S. tax consequences to them of acquiring, owning and disposing of our shares.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our shares that is for U.S. federal income tax purposes (1) a citizen or individual resident of the United States, (2) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more U.S. persons to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source.
The discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of our shares in light of their individual circumstances or, except where specifically identified, to holders of our shares that are subject to special rules, such as financial institutions, insurance companies, mutual funds, S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities), tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to use a mark to market method of accounting, persons that hold our shares as part of a straddle, hedge, constructive sale or conversion transaction, shareholders who have a functional currency other than the U.S. dollar, U.S. expatriates, shareholders who acquired their shares through the exercise of an employee stock option or otherwise as compensation, and shareholders who own, or have owned, directly, indirectly or constructively, 10% or more of the total combined voting power or 10% or more of the total value of all classes of issued and outstanding shares of Enstar Group Limited.
U.S. Holders who own, or have owned, directly, indirectly or constructively, 10% or more of the total combined voting power or 10% or more of the total value of all classes of issued and outstanding shares of Enstar Group Limited will be subject to significant adverse U.S. federal income tax consequences not described herein. Any such U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it arising out of its ownership of our shares.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership that is the beneficial owner of our shares should consult the partner’s own tax advisor regarding the U.S. federal income tax consequences to such partner of the ownership and disposition of those shares.
Distributions. Subject to the discussion herein relating to the application of the RPII and PFIC rules, the gross amount of distributions paid by us to a U.S. Holder with respect to our shares will be included in the gross income of the U.S. Holder as a dividend. Distributions on the shares to certain non-corporate U.S. Holders that satisfy a minimum holding period and other generally applicable requirements may be taxed at preferential rates provided that the shares are readily tradable on an established securities market in the United States. Our ordinary shares are listed on NASDAQ, although there can be no guarantee that those shares will be treated as readily tradeable or that we will maintain such listing on NASDAQ or any other stock exchange in the United States. You are urged to consult your own tax advisor as to whether distributions paid with respect to our shares at any given time qualify for a preferential rate.
Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Sale, Exchange or Other Taxable Disposition of Shares. Subject to the discussion herein relating to the application of the RPII and PFIC rules, any gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our shares (which will be long-term capital gain or loss if the holding period for such shares exceeds one year on the date of such sale or disposition) will be capital gain or loss equal to the difference, if any, between the amount realized upon such sale or exchange and such U.S. Holder’s tax basis in its shares. Preferential tax rates currently apply to long-term capital gains of individuals and other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, and any gain will generally constitute “passive income” for these purposes.
Section 953(c)(7) of the Code generally provides that Section 1248 of the Code will apply to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be taxed as an insurance company if it were a domestic corporation and is owned 25% or more by vote or value by U.S. persons. Section 1248 generally provides that gain from a sale or exchange of shares is treated as a dividend to the extent of the non-U.S. corporation’s earnings and profits. We expect that more than 25% or our vote and value will be owned by U.S. persons and so this rule might apply to the disposition of our shares in the first instance.
However, it is not clear if Section 953(c)(7) applies to a non-U.S. corporation that is not directly engaged in the insurance business and instead is only indirectly engaged through subsidiaries. In informal guidance, the IRS has held, and we believe it would be reasonable for a U.S. Holder to take the position, that Section 1248 of the Code should not apply to dispositions of our shares under Section 953(c)(7) because we are not directly engaged in the insurance business. There can be no assurance, however, that Treasury regulations will not be issued so as to provide that Section 1248 of the Code applies to dispositions of our shares or that the IRS will not otherwise take that position.
RPII Rules. Any U.S. person who owns our shares, and hence indirectly owns shares of any of our insurance company subsidiaries, on the last day of such insurance company’s taxable year, may be required to include in its income for U.S. federal income tax purposes its pro rata share of such insurance company’s related person insurance income (“RPII”) for the taxable year if U.S. persons own, directly, indirectly or constructively, 25% or more of the total combined voting power of all classes of the shares, or 25% or more of the total value of the shares, of such insurance company for an uninterrupted period of at least 30 days during the taxable year. In general, RPII means premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of such insurance subsidiary, or any person related to such shareholder. U.S. persons who own, or are treated as owning, shares of an insurance company must include RPII in income only if such company’s RPII equals or exceeds 20% of its gross insurance income in any taxable year and at least 20% of the stock of such insurance company (measured by either voting power or value) is owned, directly or indirectly (under complex attribution rules), by (i) persons (including non-U.S. persons) who are insured, directly or indirectly, under policies of insurance or reinsurance written by such insurance company or (ii) persons related to any such person. Under proposed regulations, however, a U.S. person who owns less than 5% of the total value and voting power of our stock will not be treated as owning the stock of any of our insurance company subsidiaries that constitute less than 5% of the gross value of our assets, provided that the U.S. person is not insured or reinsured (directly or indirectly) by that subsidiary or related to such an insured person.
The amount of income included is determined as if such RPII were distributed proportionately to such U.S. persons on the last day of such taxable year, regardless of whether such income is actually distributed. A U.S. person’s pro rata share of an insurance subsidiary’s RPII for any taxable year, however, will not exceed its proportionate share of that subsidiary’s earnings and profits for the year (as determined for U.S. federal income tax purposes). Any RPII that is includible in the income of a U.S. tax-exempt organization would generally be treated as unrelated business taxable income.
We believe that applicability of the RPII provisions to income of our non-U.S. insurance company subsidiaries is unlikely. With respect to each of our non-U.S. insurance company subsidiaries, we have no reason to believe that 20% or more of the gross insurance income of that subsidiary is, or will be, derived from insuring or reinsuring risks of our U.S. shareholders (or persons related to our shareholders). In addition, in the case of most of our non-U.S. insurance company subsidiaries, the stock of each such subsidiary comprises less than 5% of the gross value of our assets, so that a U.S. person who owns less than 5% of our stock should not be treated as a U.S. shareholder of such a subsidiary under the RPII proposed regulations. That makes it even more unlikely that the preceding 20% threshold will be exceeded by such a subsidiary and also makes it unlikely that 25% or more of the stock of such a subsidiary will be treated as owned, directly or indirectly, by U.S. shareholders-notwithstanding the likelihood that the percentage ownership of our shares by U.S. persons substantially exceeds 25%.
Although we and our subsidiaries thus expect we will not exceed the foregoing thresholds for application of the RPII rules, there can be no assurance that this will always be the case. Accordingly, there can be no assurance that U.S. persons that own our shares will not be required to recognize gross income inclusions attributable to RPII. In the event we determine there is a material possibility that U.S. persons will be required to recognize gross income inclusions attributable to RPII, we will endeavor to inform U.S. Holders of this possibility and to provide U.S. Holders with information necessary to comply with the rules applicable to RPII.
If the RPII rules were to apply to any of our insurance subsidiaries, a U.S. person’s tax basis in its shares would be increased by the amount of any RPII that such shareholder includes in income, the shareholder could exclude from income the amount of any distribution by Enstar Group Limited to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year (which excluded amount would be applied to reduce the U.S. person’s tax basis in the shares), and each U.S. person who is a direct or indirect shareholder of Enstar Group Limited on the last day of its taxable year would be required to attach an IRS Form 5471 to such person’s income tax or information return. Failure to file IRS Form 5471 may result in penalties.
There is a lack of definitive guidance interpreting the RPII provisions. Treasury regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made to the proposed Treasury regulations. Accordingly, the meaning of the RPII provisions and their application to Enstar Group Limited and our subsidiaries is uncertain. In addition, there can be no assurance that the IRS will not challenge any determinations by Enstar Group Limited or any of our subsidiaries as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination.
PFIC Rules. A U.S. Holder may be subject to adverse U.S. federal income tax rules if Enstar Group Limited were classified as a passive foreign investment company (“PFIC”) for any taxable year during which such U.S. Holder has held our shares and did not have certain elections in effect. In general, a foreign corporation will be a PFIC if 75% or more of its income constitutes “passive income,” or 50% or more of its assets produce, or are held for the production of, passive income. For the above purposes, “passive income” generally includes interest, dividends, annuities and other investment income. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. The PFIC statutory provisions, however, contain an express exception for income “derived in the active conduct of an insurance business by a qualifying insurance corporation.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business.
We expect that, taking into account the income and assets of our subsidiaries, we should qualify for this exception and accordingly we should not be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether Enstar Group Limited is a PFIC is made annually, and is based on the activities, income and assets of Enstar Group Limited and our subsidiaries, all of which are subject to change.
Accordingly, no assurance can be given that Enstar Group Limited will not become a PFIC in the future. If Enstar Group Limited were classified as a PFIC in any year, a U.S. Holder of our shares would be subject to significant adverse U.S. federal income tax consequences arising out of its ownership and sale or disposition of the shares, including that dividends would not be eligible for preferential tax rates and that gain on a sale or disposition would be subject to additional taxes and interest. U.S. Holders should consult their own tax advisors with respect to how the PFIC rules could affect the ownership and disposition of our shares.
Information Reporting and Backup Withholding. Unless a U.S. Holder is an exempt recipient, such as a corporation, payments on shares and the proceeds received from the sale or other disposition of shares may be subject to information reporting and may also be subject to U.S. federal backup withholding tax if such U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability (and may entitle such holder to a refund), provided that the required information is timely furnished to the IRS.
Certain U.S. Holders are required to report information relating to an interest in our shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our shares. U.S. Holders should consult their own tax advisers regarding this potential information reporting requirements relating to their ownership of our shares.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code generally impose a 30% withholding tax regime with respect to (i) certain U.S. source income (including interest and dividends) and gross proceeds from any sale or other disposition (after December 31, 2018) of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) “passthru payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by foreign financial institutions (“FFIs”). As a general matter, FATCA was designed to require U.S. persons’ direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS. The application of the FATCA withholding rules were phased in beginning June 30, 2014, with withholding on foreign passthru payments made by FFIs taking effect no earlier than January 1, 2019.
The Bermuda government has signed a “Model 2” intergovernmental agreement with the United States to implement FATCA (the “IGA”). If we are treated as an FFI for the purposes of FATCA, under the IGA, we will be directed to “register” with the IRS and enabled to comply with the requirements of FATCA, including due diligence, reporting and withholding. Among these requirements, we will be required to provide information regarding our U.S. direct or indirect owners and to comply with other reporting, verification, due diligence and other procedures. Assuming registration and compliance pursuant to the IGA, an FFI would be treated as FATCA compliant and not subject to withholding. An FFI that satisfies the eligibility, information reporting and other requirements of the IGA generally is not subject to the regular FATCA reporting and withholding obligations discussed below.
Under the IGA, a foreign insurance company (or foreign holding company of an insurance company) that issues or is obligated to make payments with respect to a cash value or annuity contract is an FFI. Insurance companies that issue only property casualty insurance contracts, or that issue only life insurance contracts lacking cash value (or that provide for limited cash value) generally would not be considered FFIs under the IGA. However, a holding company may be treated as an FFI if it is formed in connection with or availed of by a collective investment vehicle, mutual fund, exchange traded fund, hedge fund, venture capital fund, leveraged buyout fund or any similar investment vehicle established with an investment strategy of investing, reinvesting or trading in financial assets. Moreover, a company may be treated as an FFI if its gross income is primarily attributable to investing, reinvesting or trading in financial assets and the entity is managed by an FFI, or the entity functions or holds itself out as an investment vehicle established with an investment strategy of investing, reinvesting or trading in financial assets. There can be no certainty as to whether we will be treated as an FFI under FATCA.

LEGAL MATTERS
The validity of the Securities is being passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda.
EXPERTS
The consolidated financial statements and the related financial statement schedules of Enstar Group Limited and subsidiaries as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated in this prospectus by reference in reliance upon the reports of KPMG Audit Limited, independent registered public accounting firm, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the information reporting requirements of the Exchange Act and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC. The SEC maintains an Internet website at www.sec.gov that contains our filed reports, proxy and information statements, and other information we file electronically with the SEC.
Additionally, we make our SEC filings available, free of charge, on our website at https://investor.enstargroup.com/sec-filings as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than the filings incorporated by reference in this prospectus, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should not be relied upon in connection with making any investment decision with respect to the Securities.
We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference in this prospectus is legally deemed to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information included in this prospectus and the documents listed below. We incorporate the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 28, 2018;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018 filed with the SEC on May 8, 2018, August 2, 2018 and November 8, 2018, respectively;

•
Our Current Reports on Form 8-K, filed with the SEC on January 4, 2018, February 8, 2018, May 17, 2018, June 18, 2018, June 22, 2018, June 27, 2018, July 24, 2018, August 21, 2018, September 4, 2018, September 18, 2018, November 13, 2018, November 15, 2018, November 21, 2018, December 6, 2018 and December 12, 2018;

•	The information from our definitive proxy statement filed on April 27, 2018 specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•
The description of our share capital contained in Exhibit 99.1 of our Current Report on Form 8-K filed with the SEC on June 17, 2016, including any amendment thereto or report filed for the purposes of updating the description; and

•
All future documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the Securities being offered under this prospectus are sold (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K).

In addition, all filings we make pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement of which this prospectus is a part shall be deemed to be incorporated by reference into this prospectus and be a part hereof.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to us at the following address or telephone number:
Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda
(441) 292-3645
Attention: Corporate Secretary